Exhibit 99.1

2002 NATIONAL COMMERCE FINANCIAL CORPORATION

PLAN FOR SEVERANCE COMPENSATION

AFTER A CHANGE IN CONTROL

Amendment I

Article II (Definitions and Construction) Section 2.1(f)(i) as it applies to Article IV (Severance Payments) Section 4.3(a)(i) is amended to read:

(i) in the case of a Participant who is not compensated in whole or in substantial part on the basis of commission earnings, the base monthly salary paid by an Employer as consideration for the Participant’s service during the last completed month ending prior to the date as of which Compensation is to be determined plus, if applicable, the greater of one-twelfth (1/12) of the average of the highest 2 out of the last 3 years annual bonus payments, or one-twelfth of the aggregate cash compensation received by the Participant for the previous year under NCF’s short-term Management Bonus Plan; or one-twelfth (1/12) of the aggregate cash compensation received by the participant during the twelve (12) months immediately preceding the date as of which Compensation is to be determined under formal sales or productivity plans that are applicable to the Participant at the time of a Change in Control.

Approved by

The Board of Directors

April 28, 2004